July 20, 2016
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Spark Energy, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 15, 2016
File No. 001-36559
Ladies and Gentlemen:
Set forth below are the responses of Spark Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2016, with respect to Preliminary Information Statement on Schedule 14C, File No. 001-36559, filed with the Commission on June 15, 2016 (the “Preliminary Information Statement”). Concurrently with the submission of this letter, we are filing through EDGAR a revised Preliminary Information Statement on Schedule 14C (as revised, the “Revised Preliminary Information Statement”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Information Statement on Schedule 14C unless otherwise specified.
Preliminary Information Statement on Schedule 14C
General

1.
Please revise your disclosure with respect to the issuance of the Provider Shares in connection with the transactions contemplated by the Provider Purchase Agreement and Subscription Agreement to include the information required under Item 11(e) and Item 14 of Schedule 14A. In this regard, we note that you intend to use the proceeds of the issuance to fund an acquisition of all outstanding membership interests in Electricity

Securities and Exchange Commission
July 20, 2016

Maine LLC, Electricity N.H., LLC and Provider Power Mass, LLC. Please refer to Item 11(e), Item 13(a)(1), Instruction 1 to Item 13, Item 14 and Note A of Schedule 14A.
RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that the Subscription Agreement relating to the Provider Shares will be amended such that the Provider Shares that will be issued to Retailco, LLC to fund the Provider Acquisition now represent less than 5% of our outstanding common stock. Therefore, shareholder approval of the issuance of Provider Shares is no longer required pursuant to Nasdaq Rule 5635(a). As a result, we have removed all references to Provider or the Provider Acquisition in the Revised Preliminary Information Statement.

2.
Please revise your disclosure to provide all the information required by Item 14 of Schedule 14A with respect to the issuance of the Major Energy Shares in connection with the acquisition of the Merger Energy Companies. In this regard, we note that you have not provided the information required by Item 14(b)(6) regarding the fairness opinion your company received for the Major Energy Shares transaction, the information required by Items 14(b)(7), (b)(8) and (b)(9), the pro forma information of the acquiror required by Item 14(b)(10), and the target company information required by Item 14(c)(2), specifically, the information required by Items 17(b)(3), (b)(4), (b)(5), (b)(6) and (b)(10) of Form S-4. Please refer to Item 14 of Schedule 14A, and specifically address in your response, among any other relevant considerations, Instruction 1 to paragraphs (b)(8), (b)(9) and (b)(10) of Item 14 of Schedule 14A.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Preliminary Information Statement to include the information required by Item 14 of Schedule 14A. Please see pages 16, 19, 24, 26, 26, 198, 211 and 207 of the Revised Preliminary Information Statement.
With respect to the information required pursuant to paragraph (b)(8) of Item 14 of Schedule 14A in respect of the Company, we have omitted that information in accordance with Item 301(c) of Regulation S-K as the Company qualifies as a smaller reporting company, as defined by §229.10(f)(1). With respect to the information provided pursuant to paragraphs (b)(9) and (b)(10) of Item 14 of Schedule 14A, we respectfully propose to provide the required financial information for the most recent fiscal year and interim period. We acknowledge that Instruction 1 to paragraphs (b)(8), (b)(9) and (b)(10) of Item 14 states that “For a combination between entities under common control, present the financial information required by paragraphs (b)(9) and (b)(10) (except for information with regard to book value) for the most recent three fiscal years and interim period” and that the acquisition of the Major Energy Companies by Spark from NG&E will be considered a combination between entities under common control given that W. Keith Maxwell III. (“Mr. Maxwell”) is the controlling shareholder of both Spark and NG&E. However, these entities have been under common control for only three months, as NG&E acquired the Major Energy Companies as of April 15, 2016. Given the lack of any significant history of common control between these two entities, we respectfully submit that providing the financial information required by paragraphs (b)(9) and (b)(10) for the most recent fiscal year and interim period would be appropriate in this context and have included that information in the Revised Preliminary Information Statement. Please see pages 24 and 25 of the Revised Preliminary Information Statement.

Securities and Exchange Commission
July 20, 2016

With respect to the information required by Item 17(b)(4) of Form S-4, we respectfully advise the Staff that the Major Energy Companies are exempt from providing selected quarterly financial data pursuant to Item 302(a) of Regulation S-K because they do not have any securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Please refer to Section 1620 of the Financial Reporting Manual (providing an exemption from furnishing Item 302(a) information under Item 14(c)(2) of Schedule 14A for companies that do not have securities registered under Section 12(b) or 12(g) of the Exchange Act). As a result, we have chosen not to provide the selected quarterly financial data for the Major Energy Companies.

3.
Please enhance your disclosure to include, if possible, the approximate dollar value of the amount of W. Keith Maxwell III’s interest in the transactions. Please refer to Item 5 of Schedule 14A. In addition, please disclose the background of the transactions, including how they came to be presented to the boards of the parties thereto, whether alternative transactions were considered by the boards of the parties thereto, why the boards of the parties thereto determined to approve the transactions, and the role that Mr. Maxwell played in such events.

RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that Item 5 of Schedule 14A is not required by Schedule 14C, considering no proxies from any shareholder are being solicited in connection with the Revised Preliminary Information Statement, pursuant to Item 1 which states:
“Item 1. Information required by Items of Schedule 14A (17 CFR 240.14a-101). Furnish the information called for by all of the items of Schedule 14A of Regulation 14A (17 CFR 240.14a-101) (other than Items 1(c), 2, 4 and 5 thereof) which would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting. Notes A, C, D, and E to Schedule 14A are also applicable to Schedule 14C.”
With respect to the other comments issued in comment 3 above, we have revised the Preliminary Information Statement to disclose the background of the transactions, including how the transactions came to be presented to the boards of the parties thereto, whether alternative transactions were considered by the boards of the parties thereto, why the boards of the parties thereto approved the transactions, and the role that Mr. Maxwell played in such events. Please see pages 5, 8 and 4 of the Revised Preliminary Information Statement. Further, the Revised Preliminary Information Statement includes a detailed description of the consideration to be paid to NG&E and, indirectly, to its owner Mr. Maxwell. Please see “—Description of the Major Energy Purchase Agreement” on page 9 of the Revised Preliminary Information Statement for the relevant discussion.
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Securities and Exchange Commission
July 20, 2016

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.
Very truly yours,

SPARK ENERGY, INC.

By:    /s/ Gil Melman
Name:    Gil Melman

Title:	Vice President, General Counsel and Corporate Secretary

Enclosures